July 26, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Mail Stop 6010

Re:	InterMune, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-29801
Dear Mr. Rosenberg,
We are furnishing this letter as a follow up to our conversation with Ms. Amy Bruckner on Tuesday July 25, 2006. In our conversation with Ms. Bruckner, we indicated that we would need additional time to respond to your letter to Mr. Norman Halleen dated July 12, 2006 regarding the above referenced filing. It is our intent to respond to the letter on or before Wednesday August 16, 2006, 15 business days from today.
Sincerely,
/s/ Norman L. Halleen
Norman L. Halleen
Chief Financial Officer and Senior Vice President, Finance